

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2016

Via E-mail
Mr. Minuha Chen
c/o China Yida Holding, Co.
28/F, Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian Provence
People's Republic of China 350003

Re: China Yida Holding, Co.
Schedule 13E-3
File No. 005-80095
Schedule 14A
File No. 001-34567
Filed April 15, 2016 by China Yida Holding, Co., et al.

Dear Mr. Chen:

We have reviewed the above-captioned filings and have the following comments. Some of our comments ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filings or by providing the requested information. If a belief is held that any of our comments do not apply under the current facts and circumstances or an amendment is appropriate, please advise us why in a response letter.

After reviewing any amendment to the filings and any information provided in response to these comments, we may have additional comments.

Schedule 13E-3

Introduction, page 1

1. As the term "Rule 13e-3 transaction" is defined in Rule 13e-3(a)(3), please correct the typographical error that exists in the opening of the first sentence.

   Selected Financial Information, Item 13 of Schedule 13E-3 and page 64 of proxy statement

2. Under Instruction 1 to Item 13 of Schedule 13E-3, a summary of such financial information must be provided in accordance with Item 1010(c) of Regulation M-A. As the summary disclosure appears incomplete, please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all periods required by Item 13 of

Schedule 13E-3. For example, the ratio of earnings to fixed charges must be calculated and disclosed even if not ordinarily prepared. Refer to Interpretation I.H.7, accessible via the following link, for guidance in complying with an instruction in the context of a tender offer nearly identical to Instruction 1: http://www.sec.gov/interps/telephone/phonesupplement3.htm.

Exhibit (c)-(2)

3. We noticed the disclosure that indicated that. "[t]his presentation has been provided to the Board of Directors by Roth and may not be used or relied upon by any other person for any purpose with the written consent of Roth." Other language emphasizing the confidentiality of Roth's information and the restrictions on its use also exist. Please disclose in the disclosure statement to be mailed to shareholders, if true, that Roth has consented to the use of its materials by filing persons for purposes of public disclosure in the Schedule 13E-3 and related proxy statement. Alternatively, please provide the disclosures recommended by the Division of Corporation Finance as being necessary to clarify security holders' right to rely on such materials when making investment and voting decisions with respect to the proposed transaction: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

4. The disclosure under Item 9 of Schedule 13E-3 regarding the availability of Roth's materials indicates that such materials will be available for inspection and copying at the principal executive office of the issuer or an affiliate during regular business hours. This disclosure, however, does not appear to have been included in the document that will be distributed to shareholders as required by Rule 13e-3(e)(1)(ii). The disclosures made regarding the availability of information that appears on page 70 of the Schedule 14A beneath the heading "Where You Can Find More Information" are insufficient to satisfy the disclosure obligations that arise under Item 9. Please revise or advise. Refer to Item 1015(c) of Regulation M-A and Rule 13e-3(f)(1).

Schedule 14A

Cover Letter to Shareholders

5. Please revise the proxy statement to include the disclosure required by Rule 14a-6(e)(1). The cover letter to shareholders, while filed under cover of Schedule 14A, is outside the scope of the information required to be provided in the proxy statement as defined in Rule 14a-1(g). Refer to Rules 14a-3(a) and Rule 14a-101.

6. Rule 14a-6(d) requires that the preliminary proxy statement contain a statement indicating the estimated release date of the definitive proxy statement to security holders. At present, a statement suggesting the proxy statement will be affirmatively mailed to shareholders appears in the cover letter to shareholders as distinguished from the preliminary proxy statement itself. Please revise or advise.

7. As the term "unaffiliated shareholder" is defined in Rule 13e-3(a)(4), please revise the definition provided in the fourth paragraph so that it is consistent with preexisting definition. For example, please amend the definition offered in the cover letter so that definitively excludes all affiliates.

Recommendation of Our Board of Directors [ ] and [ ] Reasons for the Merger, page 21

8. Item 1014(a) of Regulation M-A, by its terms, applies to the subject company, as defined in Item 1000(f) of Regulation M-A. Accordingly, the issuer of the class of securities subject to the Rule 13e-3 transaction, China Yida Holding, is the person legally obligated to make a fairness determination. Revise to include the issuer's fairness determination or, in the alternative, please amend to indicate the Board is making the fairness determination of behalf of China Yida while affirming that the Board is so authorized to opine on the issuer's behalf.

Position of the Board of Directors as to Fairness…, page 26

9. Notwithstanding the extensive analysis offered in support of the fairness determination, please revise to disclose the extent to which each of the factors enumerated in Instruction 2 to Item 1014 of Regulation M-A supported the fairness determination. In addition, please identify any of the reasons these factors may have been dismissed in reaching the fairness determination. For example, please explicitly address the extent to which the Board considered going concern value in the context of reaching its fairness determination. To the extent that going concern value was dismissed, please revise to state the reason(s) for its dismissal. If the Board relied upon an analysis undertaken by the Special Committee or the financial advisor, the Board must expressly adopt the analysis. Refer to Item 1014(b) of Regulation M-A and corresponding Q&A Number 20 in Exchange Act Release 17719 (April 13, 1981).

10. Advise us, with a view toward revised disclosure, why the fairness determination made on the apparent behalf of the issuer is consistent with the guidance given in Q&A Number 19 in Exchange Act Release 17719 (April 13, 1981)

11. Item 8 of Schedule 13E-3 and corresponding Items 1014(c)-(e) require affirmative statements regarding the procedural protections, or absence thereof, associated with the proposed Rule 13e-3 transaction given the "whether or not" legal standard included within these regulatory provisions. Negative responses to these items must be expressly disclosed. Refer to Instruction E of Schedule 13E-3, or advise.

Opinion of the Special Committee's Financial Advisor, page 27

12. Quantify each of the fixed fees to be paid Roth. See Item 1015(b)(4) of Regulation M-A.

Effect of the Merger on the Company, page 39

13. We noticed the disclosure in the first bullet point on page 27 regarding the estimated costs of regulatory compliance. Please disclose under this heading or elsewhere that any shareholders and/or affiliates continuing to have an interest in the surviving company will indirectly realize all of the benefit of the cost savings resulting from China Yida Holding no longer having to comply with the U.S. federal securities laws. Please revise to indicate that such savings will be realized on an annual, recurring basis and quantify such savings to the extent practicable. See Item 1013(d) of Regulation M-A and Instruction 2 thereto.

14. We noticed the operating losses sustained by the issuer in each of the last two fiscal years. Please specify the constituency which is expected to become the beneficiary of China Yida Holding's net operating loss carryforwards, if any. See Item 1013(d) of Regulation M-A and Instruction 2 thereto.

Representations and Warranties, page 49

15. We noticed the disclaimer that the representations and warranties "do not purport to be accurate as of the date of this proxy statement…" Please advise us, with a view toward revised disclosure, why this disclosure is not inconsistent with Exchange Act Release 51283 (March 1, 2005).

Annex D | Page D-1

16. The form of proxy does not appear to have been filed. Rule 14a-6(a) of Regulation 14A requires that the form of proxy, as distinguished from just the heading, be on file for ten calendar days. To the extent the form of proxy has not yet been filed, please ensure that the form of proxy is clearly marked as preliminary as appears to have already been attempted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the required disclosures, they are each responsible for the accuracy and adequacy of the disclosures made in the filing.

In responding to our comments, please provide a written statement from each of the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned in the Office of Mergers and Acquisitions at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc:
Joseph Chan, Esq.
Sidley Austin LLP

David Sass, Esq.
Steve Schuster, Esq.
McLaughlin & Stern, LLP